CUSIP No. 067774109

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 7)*

Barnes & Noble, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

067774109

(CUSIP Number)

Leonard Riggio

c/o Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

(212) 633-3300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment No. 6 to Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 067774109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Leonard Riggio
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,553,328
	8	SHARED VOTING POWER 6,228,636
	9	SOLE DISPOSITIVE POWER 9,528,845
	10	SHARED DISPOSITIVE POWER 6,228,636
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,494,437
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 067774109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Barnes & Noble College Booksellers, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,022,934
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,022,934
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,022,934
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14		TYPE OF REPORTING PERSON* CO

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed by Leonard Riggio and Barnes & Noble College Booksellers, Inc., a New York corporation owned by Mr. Riggio and his wife, Louise Riggio, (“B&N College”, and together with Mr. Riggio, the “Reporting Persons”), to amend and supplement the Items specified below in the Reporting Persons’ Schedule 13D with respect to the common stock, $.001 par value (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”), as such Schedule 13D has previously been amended and supplemented.

Item 5. Interest in Securities of the Issuer.

(a) and (b)       As of January 28, 2008, Mr. Riggio is the beneficial owner of 16,494,437 shares, or 25.9%, of the Common Stock, 24,483 of which are restricted shares and 990,740 of which are issuable upon the exercise of stock options which are exercisable within 60 days after the date of this Amendment No. 7. Mr. Riggio is the direct beneficial owner of 10,517,530 shares of Common Stock, including the aforementioned restricted shares and the shares issuable upon the exercise of the aforementioned stock options. Mr. Riggio has the sole power to vote and dispose of all of such directly owned shares, except for (i) 964,202 of the shares issuable upon the exercise of stock options which he holds for the benefit of his brother Stephen Riggio pursuant to an agreement between them dated July 24, 2002, with Mr. Riggio and his brother Stephen sharing voting and dispositive power with respect to such shares, and (ii) Mr. Riggio has no power to dispose of the 24,483 restricted shares until such time as they vest. Mr. Riggio is the indirect beneficial owner of the 4,022,934 shares of Common Stock owned by B&N College and, together with his wife, has the power to direct the vote and disposition of the shares owned by B&N College. Mr. Riggio is the indirect beneficial owner of 1,241,500 shares of Common Stock as a co-trustee of The Riggio Foundation, a charitable trust. Mr. Riggio shares the power to vote and dispose of such shares with his wife, who is the other co-trustee of The Riggio Foundation. An additional 712,473 shares of Common Stock are held in a rabbi trust established by the Company for the benefit of Mr. Riggio pursuant to a deferred compensation arrangement. Under the arrangement, Mr. Riggio is entitled to those shares within 30 days following the earliest of: (i) his death; (ii) a sale of all or substantially all of the assets of the Company; or (iii) a sale of a “controlling interest” in the Company (defined as 40% or more of the outstanding Common Stock). Mr. Riggio has no voting or dispositive control over the shares in the rabbi trust.

In addition to the interests in Common Stock of the executive officers and directors of B&N College as previously set forth in Schedule B of Amendment No. 6 to Schedule 13D of the Reporting Persons:

1.         Lawrence S. Zilavy, Senior Vice President of B&N College and a director of the Company, received 2,681 restricted shares of Common Stock on November 1, 2007, vesting in equal annual installments over three years. As a result of said grant, which was received by all non-employee directors of the Company, as of January 28, 2008, Mr. Zilavy beneficially owns 13,231 shares (0.0%) of Common Stock, 10,000 for which Mr. Zilavy has an option to purchase exercisable within 60 days of the date of this Amendment No. 7.

2.         Max Roberts, President and Chief Operating Officer of B&N College, and Barry Brover, Vice President Finance of B&N College, are enrolled in the Company’s dividend

CUSIP No. 067774109

reinvestment program (the “Program”). Accordingly, dividends they receive on Common Stock are automatically reinvested in Common Stock. As a result, Messrs. Roberts and Brover received 20.784 and 4.268 shares of Common Stock, respectively, under the Program on December 28, 2007. As of January 28, 2008, Messrs. Roberts and Brover owned 5,062.396 (0.0%) and 3,039.627 (0.0%) shares of Common Stock, respectively.

(c)       On January 22, 2008, B&N College purchased 50,000 shares in six separate transactions at per share prices ranging from $27.67 to $27.9815, resulting in a weighted average purchase price per share of $27.8468. On January 23, 2008, B&N College purchased 90,000 shares in 160 separate transactions at per share prices ranging from $27.40 to $30.27, resulting in a weighted average purchase price per share of $28.5989. On January 24, 2008, B&N College purchased 125,000 shares in nine separate transactions at per share prices ranging from $29.70 to $30.28, resulting in a weighted average purchase price per share of $29.9386. On January 25, 2008, B&N College purchased 125,000 shares in nine separate transactions at per share prices ranging from $29.82 to $31.01, resulting in a weighted average purchase price per share of $30.3059. On January 28, 2008, B&N College purchased 100,000 shares in nine separate transactions at per share prices ranging from $29.63 to $30.78, resulting in a weighted average purchase price per share of $30.1937. All of the foregoing purchases were open market transactions in accordance with Rule 10b-18 of the Act.

See Item 5(a) and (b) above for information about transactions in the Common Stock within the past 60 days involving executive officers of B&N College, which information is incorporated herein by reference.

CUSIP No. 067774109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 28, 2008

/s/ Joseph J. Lombardi
Joseph J. Lombardi, Attorney-in-Fact for Leonard Riggio

BARNES & NOBLE COLLEGE BOOKSELLERS, INC.

By:	/s/ Barry Brover
	Name:	Barry Brover
	Title:	Vice President, Finance